May 19, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman, Mr. Kevin Kuhar, Mr. Joshua Gorsky and Mr. Tim Buchmiller

Re:	60 Degrees Pharmaceuticals, Inc.
Amendment No. 2 to Form S-1
CIK No. 0001946563

Dear Mr. Wyman, Mr. Kuhar, Mr. Gorsky and Mr. Buchmiller:

On behalf of 60 Degrees Pharmaceuticals, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 8, 2023 with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1/A2”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to the Form S-1 (the “Form S-1/A3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1, filed April 28, 2023

Use of Proceeds, page 54

1. You state that the planned offering will produce net proceeds of $7.5 million, which is the product of your assumed public offering price of $5.30 per Unit and the sale of 1,415,095 Units. Please explain this apparent inconsistency.

The “Use of Proceeds” section of the Form S-1/A3 contains the accurate amount of net proceeds of $6,336,726, which is equal to the product of the assumed public offering price of $5.30 per unit and the sale of 1,415,095 units minus underwriting discounts and commissions of $712,500 and estimated expenses of $450,774.

Capitalization, page 55

2. Please provide us a detailed analysis that reconciles assets and liabilities presented on an actual basis to corresponding amounts presented on a pro forma basis and pro forma as adjusted basis. Revise your presentation accordingly. Ensure that notes 2 and 3 include the dollar amount in addition to the share amount for each transaction. Also, ensure that the amount of “common stock to be outstanding after this offering” on page 16 is conformed to this presentation.

The “Capitalization” section of the Form S-1/A3 contains the requested detailed analysis that reconciles assets and liabilities presented on an actual basis to corresponding amounts presented on a pro forma basis and pro forma as adjusted basis. Please be advised that notes 2 and 3 have been revised to include the dollar amount in addition to the share amount for each transaction. Also, the amount of “common stock to be outstanding after this offering” in the prospectus and the resale prospectus have been conformed to the requested presentation.

Dilution, page 57

3. Please revise your tabular presentation to begin with historical net tangible book value per share.

The tabular presentation of the “Dilution” section of the Form S-1/A3 begins with historical net tangible book value per share as requested.

Principal Stockholders, page 105

4. We note your response to prior comment 2 and your revised disclosure on page 105. We reissue our comment in part. Please revise this disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Knight Therapeutics International S.A, as well as Kentucky Technology, Inc., Florida State University Research Foundation, Inc., and Trevally, LLC. Please also revise footnote 10 in the table on Alt-18 to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Kentucky Technology, Inc.

Please be advised that the “Principal Stockholders” and the “Selling Stockholders” sections of the Form S-1/A3 contain the requested edits.

Exhibits

5. We note that counsel's legal opinion filed as Exhibit 5.1 does not opine on the Units. Counsel should opine not only on the components of the units but also the units themselves. Please provide a binding obligation opinion with respect to the legality of the units. Alternatively, to the extent counsel believes the units should be treated in a similar fashion as shares of capital stock under applicable state law, the opinion may provide that the units are legally issued, fully paid and non- assessable. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19.

Exhibit 5.1 filed with the Form S-1/A3 provides a binding obligation opinion with respect to the legality of the units.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP